December 13, 2019

Katherine Bagley, Staff Attorney

Lilyanna Peyser, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Alternus Energy Inc.

Amendment No 1. to Registration Statement on Form 10-12G

Filed November 6, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019

Filed November 15, 2019

File No. 000-56085

Dear Ms. Bagley:

On behalf of Alternus Energy Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 25, 2019 with respect to the Amendment No 1 to the Registration Statement on Form 10-12G (the “Form 10”) submitted on November 6, 2019 by the Company and the Form 10-Q for the Quarterly Period Ended September 30, 2019 filed on November 15, 2019. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 10 (the “Form 10/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed November 6, 2019

Item 1. Business

Compliance with the JOBS Act, page 16

1. We have reviewed your response to comment 9. As previously requested, please disclose that your financial statements may not be comparable to companies that comply with public company effective dates due to your election to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS Act.

The Company recognizes that as an “emerging growth company” under the definition of the JOBS Act, its financial statements may not be comparable to other companies that have fully complied with public company effective dates. The Company added appropriate disclosure in this regard on page 16 of the amended Form 10.

Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 33

2. We have reviewed your response and revisions made in response to comment 11, and the $3.25 million proforma EBITDA amount presented appears to be a forward looking non-GAAP amount rather than a proforma amount. Please revise your disclosure so that you do not refer to the EBITDA measure as a pro forma measure. Additionally, please revise your disclosure to state, if true, that you estimated your future annual cost of sales and selling, general and administrative expenses to calculate this annual EBITDA measure, and disclose the significant assumptions you made in estimating these expenses. Finally, please provide a reconciliation as required by Item 10(e)(1)(i)(B) of Regulation S-K, or if a reconciliation cannot be provided without unreasonable effort, please disclose this fact.

The Company acknowledges the comment and has discontinued the use of EBITDA in the amended Form 10.

3. We note your response to comment 13, including that you have added appropriate disclosure to page 33 with respect to the BayWa r.e. and AlsoEnergy agreements. However, we were unable to find the amended disclosure. Please amend your filing to include the substance of your response to comment 13, including that "[y]our agreement with BayWa r.e. has an initial term of 3 years which automatically renews for additional consecutive two year terms. Under this agreement, BayWa provides [you] with 24/7 operation and maintenance services at a volume discount based on the MWs owned. AlsoEnergy provides [you] with a software license that allows [you] to use their monitoring software to monitor [y]our solar parks’ energy production; this license is perpetual as long as the license fees are paid."

This amended disclosure was omitted from the Form 10/A in error. The Company added the appropriate disclosure on page 33 of the amended Form 10.

Consolidated Results of Operations, page 37

4. Please include a discussion of your results of operations for each period of financial statements included in your filing. Specifically, please add a discussion for the year ended December 31, 2018 as compared to the year ended December 31, 2017. Refer to Item 303(a) of Regulation S-K.

The Company added the appropriate disclosure on page 37 of the amended Form 10.

Securities and Exchange Commission

Major Components of Our Results of Operations

For the three months ended June 30, 2019 compared to June 30, 2018 and the six months ended June 30, 2019 compared to June 30, 2018

Gross Profit, page 38

5. We have reviewed your response to comment 17 and the revisions made to address our comment. Please revise your disclosure to better explain why the EPC is still responsible for operating costs incurred in 2019 for your German Plant given that this plant commenced operations and generated revenue for you in 2019. Also disclose how long in the future the EPC will continue to pay the operating costs for this plant, if known.

Since the plants had just been constructed, the EPC contractor was providing operational services on an as-needed basis through the third quarter of 2019. During that period of time, the Company did not contract with the EPC for any services as the plant was operating as planned. The Company has transitioned from the EPC providing the operations to the Company operating the plants directly in the fourth quarter of 2019.

The Company has added the appropriate disclosure on page 38 of the Amended Form 10.

Convertible Promissory Notes, page 42

6. We note your disclosure that the convertible loan note is currently in default. Please amend your disclosure to discuss the steps, if any, you have taken or plan to take to cure this default. Please also provide risk factor disclosure discussing the risks to your business associated with your default on this loan note.

The loans were extended from June 30, 2019 to December 31, 2019. The Company added the appropriate disclosure in this regard on page 42 of the amended Form 10 and has filed the form of the loan extension agreement as an exhibit to the amended Form 10.

Form 10-Q for the Quarterly Period Ended September 30, 2019 filed November 15, 2019

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 34

7. You state that your disclosure controls and procedures were not effective as of June 30, 2019 rather than September 30, 2019. If true, please confirm to us you performed an evaluation and concluded your disclosure controls and procedures were not effective as of September 30, 2019. Also, please ensure you use the appropriate dates in future filings.

The Company confirms that it performed an evaluation and concluded that its disclosure controls and procedures were not effective as of September 30, 2019. The Company confirms that it will use the appropriate dates in future filings.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458 or 646-838-1312.

Carmel, Milazzo & DiChiara LLP

Peter DiChiara, Esq.